UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


        Commission File Number      333-01451

Lehman ABS Corporation, (as depositor under the Pooling and Servicing Agreement, dated as of May 1, 1996, which forms Lehman Home Equity Loan Trust 1996-2, which will issue the Lehman Home Equity Loan Trust 1996-2, Home Equity Loan Asset-Backed Certificates, Series 1996-2)
       (Exact name of registrant as specified in its charter)

Three World Financial Center, 200 Vesey St, New York, NY 10022 (212)526-7000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Home Equity Loan Asset-Backed  Certificates,  Series 1996-2
(Title of each class of securities covered by this Form)


         None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the boxes(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)                   Rule 12h-3(b)(1)(i)     X
Rule 12g-4(a)(1)(ii)                  Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)                   Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)                  Rule 12h-3(b)(2)(ii)
                                      Rule 15d-6

   Approximate  number of  holders  of record  as of the  certification  or
notice date:                                17

   Pursuant to the requirements of the Securities Exchange Act of 1934, Issuer of the Lehman Home Equity Loan Trust 1996-2, Home Equity Loan Asset-Backed Certificates, Series 1996-2, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 10, 1997      By:     /s/ Norma Catone
                                      Norma Catone, Assistant Vice President,
                                      Chase Manhattan Bank, as Trustee